SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 07, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INVITATION	February 7, 2008

TAM announces 4Q07 results release schedule

São Paulo, February 7, 2008 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM) will release its results for the fourth quarter 2007 (4Q07) on March 31, 2008. The information will be available on the company’s website: www.tam.com.br/ir, and through the CVM (Comissão de Valores Mobiliários) and SEC (Securities and Exchange Commission) at 8:00 am (US EDT). The conference calls in Portuguese and English also will be Monday, March 31 at 10:00am and 11:30am (Eastern Time), respectively. In addition, TAM will hold meetings with analysts and investors in São Paulo. More information about time and dial-in numbers to be provided later.

Conference Calls

Portuguese March 31, 2008 11:00 am (Brazil time) 10:00 am (US EDT) Phone: +55 (11) 2188-0188 Password: TAM Replay: +55 (11) 2188-0188 Available from 03/31/2008 until 04/07/2008 Code: TAM	English March 31, 2008 12:30 pm (Brazil time) 11:30 am (US EDT) Phone: +1 (973) 582-2851 Password: 33848735 Replay: +1 (706) 645-9291 Available from 03/31/2008 until 04/07/2008 Code: 33848735

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aereas (www.tam.com.br) has been domestic market leader since July of 2003, and closed the month of December 2007 with a 48.6% market share. The company flies to 47 destinations in Brazil. With commercial agreements signed with regional companies, it reaches 81 different destinations nationwide. TAM’s market share among Brazilian companies operating international airlines was 70% in December. Operations abroad include direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur, it also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other South American cities. It has code-share agreements with international companies, allowing for the sharing of seats on flights with international companies, enabling passengers to travel to 62 other destinations in the USA, South America and Europe. A pioneer in Brazil’s airline industry with the launch of its Programa Fidelidade frequent flyer program, TAM today has more than 4.3 million members and has issued more than 5 million tickets redeemed with frequent flyer points.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 07, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.